UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Intelligent Living Application Group Inc.

(Name of Issuer)

Ordinary shares, par value of $0.0001 per share

(Title of Class of Securities)

G4804S101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person
Errol Hui (Shun Hong Hui)
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship
Hong Kong, China

5

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
2,340,000
	6	Shared Voting Power
0
	7	Sole Dispositive Power
2,340,000
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,340,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11	Percent of Class Represented by Amount in Row (9)
12.96% (1)
12	Type of Reporting Person
IN

(1)	Calculated based on a total of 18,060,000 issued and outstanding ordinary shares of the Issuer as of December 31, 2022

Item 1(a).	Name of Issuer:

Intelligent Living Application Group Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Unit 2, 5/F, Block A, Profit Industrial Building

1-15 Kwai Fung Crescent, Kwai Chung

New Territories, Hong Kong

Item 2(a).	Name of Person Filings:

Errol Hui (Shun Hong Hui)

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Errol Hui (Shun Hong Hui)
Address: Unit 2, 5/F, Block A, Profit Industrial Building, 1-15 Kwai Fung Crescent, Kwai Chung New Territories, Hong Kong

Item 2(c).	Citizenship:

Errol Hui (Shun Hong Hui)— Hong Kong, China

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value of $0.0001 per share, of the Issuer.

Item 2(e).	CUSIP No.:

G4804S101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2022:

	Amount beneficially owned	Percent of class(1)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Errol Hui (Shun Hong Hui)	2,340,000	12.96%	2,340,000	0	2,340,000	0

(1)	Calculated based on a total of 18,060,000 issued and outstanding ordinary shares of the Issuer as of December 31, 2022.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2023

Errol Hui

By:	/s/ Errol Hui
Name:	Errol Hui